

February 23, 2024

Frank Wheatley
Chief Executive Officer
Snow Lake Resources Ltd.
360 Main St 30th Floor
Winnipeg, MB R3C 0V1
Canada

> **Re: Snow Lake Resources Ltd.**
> **Form 20-F for the Fiscal Year Ended June 30, 2023**
> **Filed October 31, 2023**
> **File No. 001-41085**

Dear Frank Wheatley:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 20-F for the Fiscal Year Ended June 30, 2023

Item 4. Information on the Company, page 20

1. Please update your market overview to reflect current data and to ensure all tables are legible, such as the lithium carbonate and lithium hydroxide charts on page 26. Additionally we note that your business plan envisions producing a spodumene concentrate, therefore the market overview should also include information regarding spodumene concentrate price trends.

2. We note your disclosure on page 37 that presents certain highlights of your initial assessment. If providing an economic analysis in an initial assessment, inferred resources may be included in the economic analysis, provided the information under Item 1302(d)(4)(ii) of Regulation S-K is also provided. This is required disclosure in the initial assessment that forms part of the economic analysis, and therefore should accompany the economic results in other disclosures, such as your 20-F filing.

The information required includes a statement that the assessment is preliminary in nature, it includes inferred resources that are considered too speculative geologically to have modifying factors applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that this economic assessment will be realized; the percentage of mineral resources used in the cash flow analysis that are classified as inferred should be disclosed; and the results of the economic analysis without inferred resources should be disclosed.

The information required under Item 1302(d)(4)(ii) of Regulation S-K should be provided with equal prominence to the rest of the results, in context and format. Please revise to include this information.

3. We note your disclosure on page 40 that includes a 6% lithium dioxide concentrate price of $600 per tonne, that is associated with your mineral resource and mineral resource cut-off grade. This price appears to be different than the $3500 per tonne price that is included in your technical report summary. Please explain why these prices are different and revise your disclosure as necessary to present consistent pricing.

In your response please tell us how you determined this price to be a reasonable and justifiable price, as required by Item 1304(d)(1) of Regulation S-K.

4. Please include the point of reference with respect to your mineral resources as required by Item 1304(d)(1) of Regulation S-K.

5. Please revise to compare your mineral resources as of the end of the last fiscal year with the mineral resources as of the end of the preceding fiscal year, as required by Item 1304(e) of Regulation S-K.

6. We note that you have used a cut-off grade of 0.3% lithium dioxide for resource reporting. Please provide us with the equation for your cut-off grade and tell us how the 0.3% cut-off was calculated.

7. In a separate section, please revise to include the information required by Item 1305 of Regulation S-K with respect to your internal controls related to exploration and mineral resource and reserve estimation, or tell us where this information is located in your filing.

Item 19. Exhibits
96.1, page 101

8. Please revise to include your entire life-of-mine discounted cash flow analysis, including your production schedule, revenues, mining and processing costs, royalties, and taxes, to comply with Item 601(b)(96)(iii)(B)(19) of Regulation S-K. This should be included for the inferred and non-inferred resource case. In addition, please tell us if transportation costs have been included in the cash flow analysis.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact John Coleman at 202-551-3610 or Craig Arakawa at 202-551-360 if you have questions regarding comments.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation